Exhibit 99.1

Syneron Medical to Announce Second Quarter 2008 Financial Results on August 14, 2008

YOKNEAM, ISRAEL--(Marketwire - July 28, 2008) - Syneron Medical Ltd. (NASDAQ: ELOS), an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, today announced that it will release its financial results for the second quarter of 2008 before market opening on Thursday, August 14, 2008. The earnings release will be available on Syneron's website at www.syneron.com.

Syneron management will host a conference call and a live webcast at 8:30am (ET) on the same day. A question & answer session will follow management's discussion of events in the second quarter.

Investors and analysts may participate in the conference call on the following dial-in numbers:

US (toll free): 877-591-4949
International: +1-719-325-4942

Investors and other interested parties can also access a live webcast of the conference call through the Investor Overview page on Syneron's website at www.syneron.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website.

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos combined-energy technology of Bi-Polar Radio Frequency and Light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, North American Logistics Support Center in Irvine, CA, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners. [Missing Graphic Reference]

For more information, please contact:

Fabian Tenenbaum
CFO
+972 73 244 2329
email: fabiant@syneron.com

Judith Kleinman
VP Investor Relations
+972 54 646 1688
email: ir@syneron.com